April 21, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 13, 2015
Response dated April 10, 2015
Response dated April 15, 2015
File No. 333-202875

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 20, 2015, with respect to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-202875), filed with the Commission on April 13, 2015 and with respect to the confidential submission on April 15, 2015 of our currently expected offering terms of the initial public offering of our common units (the “Registration Statement”).

We hereby confidentially submit our proposed marked pages of the Registration Statement that will be affected by the responses set forth herein (the “Submission”). We expect that these marked changes will be included in a future amendment to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943

Securities and Exchange Commission, April 21, 2015, Page 2

Amendment No. 1 to Registration Statement on Form S-1 Filed April 13, 2015

Use of Proceeds, page 52

1.	Please disclose the amount and intended purpose of any net proceeds received in excess of payments to be made on indebtedness outstanding under your credit facility.

Response: We have revised pages 18 and 52 of the Submission accordingly.

Cash Distribution Policy and Restrictions on Distributions, page 55

2.	Please revise your tabular disclosure of Pro Forma Cash Generated from Operations for the Year Ended December 31, 2014 and Estimated Cash Generated from Operations for the Twelve Months Ending March 31, 2016 to disclose estimated annual distributions to common units issued in the merger separately from subordinated units issued in the merger.

Response: We have revised pages 61, 62, 64, 65, and 74 of the Submission accordingly.

Pro Forma Cash Generated from Operations, page 60

3.	Please expand footnote 11 on page 61 to quantify the net impact to the difference between pro forma cash generated from operations available for distribution and total distributions on common and subordinated units assuming preferred units were converted into common and subordinated units on January 1, 2014.

Response: We have revised the applicable footnotes on pages 61, 65, and 74 of the Submission accordingly.

Estimated Cash Generated from Operations for the Twelve Months Ending March 31, 2016, page 62

Forecasted Distributions, page 71

4.	Please revise your disclosure regarding the expected aggregate quarterly distributions for the twelve months ending March 31, 2016 to reflect the prorated distribution for the quarter ending June 30, 2015, as you do on page 57.

Response: The expected aggregate quarterly distribution amounts disclosed throughout the Registration Statement include a full quarter of distributions for the quarter ending June 30, 2015. We have revised pages 57 and 58 of the Submission to include additional disclosure to clarify the basis for the expected aggregate quarterly distribution amounts disclosed on pages 57, 58, and 71 of the Registration Statement.

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943

Securities and Exchange Commission, April 21, 2015, Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Critical Accounting Policies and Related Estimates, page 96

Successful Efforts Method of Accounting, page 96

5.	The revised disclosure provided in response to prior comment 8 states that a sustained low price environment could decrease your estimate of proved reserves. Please revise to provide additional disclosure addressing the uncertainty resulting from the recent decline in oil and gas prices. Your revised disclosure should address the extent to which your estimates of proved reserves are reasonably likely to change in the future and provide quantitative disclosure to this effect. As part of your revised disclosure, please include information that reflects the potential impact of outcomes you deem reasonably likely to occur (e.g., the scenario where oil and gas prices do not recover from current levels in the near term). For additional guidance, refer to section V of SEC Release No. 33-8350.

Response: We have revised page 96 of the Submission accordingly.

Executive Compensation and Other Information, page 138

Additional Narrative Disclosure, page 141

Potential Payments Upon Termination or a Change in Control, page 141

Severance Agreements, page 143

6.	Please disclose the material terms of your severance agreements for each of the named executive officers. See Item 402(q)(2) of Regulation S-K.

Response: We have revised pages 143 and 144 of the Submission accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 147

7.	Please revise footnote 4 to your tabular disclosure to clarify whether the units beneficially owned by Mr. Carter include those of Camden Energy Limited Partnership.

Response: We have revised page 148 of the Submission accordingly.

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943

Securities and Exchange Commission, April 21, 2015, Page 4

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Note 2 – Unaudited Pro Forma Adjustments and Assumptions, page F-7

8.	We note from the confidentially submitted materials dated April 15, 2015 that pro forma adjustment (d) includes multiple adjustments related to the issuance of common and subordinated units to existing unitholders of Black Stone Minerals Company, LP. Please provide separate disclosure and reconciliation, as appropriate, so that each adjustment is clearly explained.

Response: We have revised pages F-6, F-7, and F-8 of the Submission accordingly.

Note 3 – Unaudited Pro Forma Net Income Per Unit, page F-7

9.	Please provide us with a reconciliation of the number of common units, subordinated units, and preferred units used to calculate pro forma earnings per share as provided in the confidentially submitted materials dated April 15, 2015.

Response: We have revised pages F-6, F-7, and F-8 of the Submission accordingly.

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943

Securities and Exchange Commission, April 21, 2015, Page 5

Please direct any questions you have with respect to the foregoing responses to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943